Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

SilverCrest Mines Inc. (the “Company”)

Suite 501, 570 Granville Street

Vancouver, British Columbia

Canada  V6C 3P1

Item 2.	Date of Material Change

October 5, 2012.

Item 3.	News Release

News Release dated October 5, 2012 was disseminated through Marketwire.

Item 4.	Summary of Material Change

The Company entered into a letter agreement with Dundee Securities Ltd. on behalf of a syndicate of underwriters led by Dundee Securities Ltd. and Canaccord Genuity Corp. to purchase 11,765,000 common shares of the Company at a price of $2.55 per Common Share for gross proceeds of $30,000,750 on a bought deal basis.

Item 5.1	Summary of Material Change

The Company entered into a letter agreement with Dundee Securities Ltd. on behalf of a syndicate of underwriters led by Dundee Securities Ltd. and Canaccord Genuity Corp. (the “Underwriters”) to purchase 11,765,000 common shares of the Company (the "Common Shares") at a price of $2.55 per Common Share for gross proceeds of $30,000,750 on a bought deal basis (the "Offering").

Pursuant to the Offering, the Company will grant to the Underwriters an over-allotment option to increase the size of the Offering by up to an additional 15%, such option being exercisable in whole or in part at any time prior to 30 days after the closing of the Offering.

The net proceeds from the Offering will be used to eliminate the remainder of the Company’s gold hedge commitments and for general corporate purposes including working capital.

Closing of the Offering is anticipated to occur on or about October 30, 2012 and is subject to the receipt of applicable regulatory approvals including approval of the TSX Venture Exchange and the NYSE MKT.

On the closing of the Offering, the Underwriters will receive a cash commission equal to 5.5% of the gross proceeds of the Offering.

The Common Shares will be offered in all provinces of Canada (except Quebec) by way of a short form prospectus and in the United States pursuant to applicable exemptions under United States securities laws.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

J. Scott Drever, President

Telephone:  (604) 694-1730

Item 9.	Date of Report

October 10, 2012